

02018780

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 07 2002
WASH. D.C.
143

SEC FILE NUMBER

8- 10 30

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seltsam, Hanni & Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America, Suite 100

(No. and Street)

Topeka	Kansas	66603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Seltsam

785-354-8588

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greg C. Huseth, CPA, P.A.

(Name — if individual, state last, first, middle name)

5857 SW 29th Street	Topeka	Kansas	66614
(Address)	(City)	(State)	

PROCESSED

CHECK ONE:

   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James D. Seltsam__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Seltsam, Hanni & Company, Inc.__ _____, as of __December 31__ , __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Connie Jo McCall
NOTARY PUBLIC
STATE OF KANSAS
MY APPT EXP: 04/29/02

Connie Jo McCall
Notary Public

(signature)
Signature

_____
President
Title

This report** contains (check all applicable boxes):
- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

11

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19____ `8004`
or if less than 12 months

Report for the period beginning <u>01</u> / <u>01</u> / <u>01</u> `8005` and ending <u>12</u> / <u>31</u> / <u>01</u> `8006`
MM DD YY   MM DD YY

SEC FILE NUMBER	
8-	`8011`

---

1. NAME OF BROKER DEALER

Seltsam, Hanni & Company, Inc. `8020`   **N 9**

OFFICIAL USE ONLY `8021`
Firm No.   M M Y Y

---

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

			OFFICIAL USE ONLY	
NAME:_____	`8053`	▼40		`8057`
NAME:_____	`8054`			`8058`
NAME:_____	`8055`			`8059`
NAME:_____	`8056`			`8060`

---

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1 = Yes 2 = No) | 2 | `8073`

---

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1 = Yes 2 = No) | 2 | `8074`

---

5. Respondent makes markets in the following securities:
   (a) equity securities . . . .(enter applicable code: 1 = Yes 2 = No) | 2 | `8075`
   (b) municipals . . . .(enter applicable code: 1 = Yes 2 = No) | 2 | `8076`
   (c) other debt instruments . . . .(enter applicable code: 1 = Yes 2 = No) | 2 | `8077`

---

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) | 2 | `8078`

---

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) | 2 | `8079`

---

8. Respondent carries its own public customer accounts:
(enter applicable code: 1 = Yes 2 = No) | 2 | `8084`

---

9. Respondent's total number of public customer accounts:
   (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts . . . . | 0 | `8080`
   (b) Omnibus accounts . . . . | 0 | `8081`

---

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) | 1 | `8085`

12

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only) .... | | 8086

(b) Self-Clearing .... | 1 | 8087

(c) Omnibus .... | | 8088

(d) Introducing .... ▼₉ | | 8089

(e) Other .... | | 8090

      If Other please describe:

(f) Not applicable .... | | 8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1 = Yes 2 = No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest	▼₁₀	8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees .... | 3 | 8101

(b) Number of full-time registered representatives employed by respondent included in 13(a) ...... | 2 | 8102

14. Number of NASDAQ stocks respondent makes market .... ▼₁₁ | | 8103

15. Total number of underwriting syndicates respondent was a member .... | 0 | 8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual .... | 1 | 8105

    Estimate .... | | 8106

(a) equity securities transactions effected on a
national securities exchange .... | | 8107

(b) equity securities transactions effected other than on a
national securities exchange .... | | 8108

(c) commodity, bond, option, and other transactions effected on or off a
national securities exchange .... | | 8109

13

17. Respondent is a member of the Securities Investor Protection Corporation

(enter applicable code: 1=Yes 2=No) | ¹³ 1 | 8111 |

18. Number of branch offices operated by respondent .... | 0 | 8112 |

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank

(enter applicable code: 1=Yes 2=No) | 2 | 8130 |

(b) Name of parent or affiliate _____ | 8131 |

(c) Type of Institution _____ | 8132 |

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank

(enter applicable code: 1=Yes 2=No) | 2 | 8113 |

21. (a) Respondent is a subsidiary of a registered broker-dealer

(enter applicable code: 1=Yes 2=No) | 2 | 8114 |

(b) Name of parent ¹² _____ | 8116 |

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer

(enter applicable code: 1=Yes 2=No) | 2 | 8115 |

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:

(enter applicable code: 1=Yes 2=No)* | 2 | 8117 |

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... $ | 1 | 8118 |

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
Seltsam, Hanni & Company, Inc. [13]	8-1030 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

FIRM I.D. NO.
48-0395450 [15]

Bank of America Tower, Suite 100 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/01 [24]

Topeka [21]   Kansas [22]   66603 [23]
(City)   (State)   (Zip Code)

AND ENDING (MM/DD/YY)
12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Seltsam [30]

(Area Code)—Telephone No.
785-354-8588 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 19___

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner James D. Seltsam, Pres.

2) _____
Principal Financial Officer or Partner Arthur R. Hanni, Exec. V.P.

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1695 (10-91) 1 of 28

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Huseth, Greg C. | 70 |

ADDRESS

| 5857 SW 29th St. | 71 | Topeka | 72 | Kansas | 73 | 66614 | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

☒ Certified Public Accountant | 75 |

☐ Public Accountant | 76 |

☐ Accountant not resident in United States or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1695 2 of 28

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

| BROKER OR DEALER | Seltsam, Hanni & Company, Inc. | N 2 | | | | | | 100 |

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) __12/31/01__ | 99

SEC FILE NO. _____ | 98

Consolidated | 198

Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 96,275	200			$ 96,275	750
2. Cash segregated in compliance with federal and other regulations	200	210			200	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements".....................		220				
2. Other...........................		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements		240				
2. Other...........................		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements".....................		260				
2. Other...........................		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements".....................		280				
2. Other...........................		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts..................		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts ...		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

BROKER OR DEALER	Seltsam, Hanni & Company, Inc.		as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable	Total
E. Stocks and warrants .... $		410		
F. Options		420		
G. Arbitrage		422		
H. Other securities		424		
I. Sport commodities		430	$	850
8. Securities owned not readily marketable:				
A. At Cost .... $ [130]		440	$ 610	860
9. Other investments not readily marketable:				
A. At Cost ..... $ [140]				
B. At estimated fair value		450	620	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities ... $ [150]				
B. Other .... $ [160]		460	630	880
11. Secured demand notes— market value of collateral:				
A. Exempted securities ... $ [170]				
B. Other .... $ [180]		470	640	890
12. Memberships in exchanges:				
A. Owned, at market value .... $ [190]				
B. Owned at cost			650	
C. Contributed for use of company, at market value			660	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	670	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	159	490	680	159 920
15. Other Assets:				
A. Dividends and interest receivable.........		500	690	
B. Free shipments		510	700	
C. Loans and advances		520	710	
D. Miscellaneous.........................	28,250	530	250 720	28,500 930
16. TOTAL ASSETS .... $	124,884	540	$ 250 740	$ 125,134 940

OMIT PENNIES

BROKER OR DEALER Seltsam, Hanni & Company, Inc.	as of __12/31/01__

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ |1030| $ |1240| $ |1460|
B. Other	|1040| $ |1250| $ |1470|
18. Securities sold under repurchase agreement		|1260| |1480|
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	|1050| |1270| |1490|
2. Other	|1060| |1280| |1500|
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	|1070|	|1510|
2. Other	|1080| |1290| |1520|
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	|1090|	|1530|
2. Other	|1095| |1300| |1540|
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	|1100|	|1550|
2. Other	|1105| |1310| |1560|
E. Other	|1110| |1320| |1570|
20. Payable to customers:			
A. Securities accounts-including free credits of ... $ |950| |1120|	|1580|
B. Commodities accounts	|1130| |1330| |1590|
21. Payable to non customers:			
A. Securities accounts	|1140| |1340| |1600|
B. Commodities accounts	|1150| |1350| |1610|
22. Securities sold not yet purchased at market value-including arbitrage of ..... $ |960|	|1360| |1620|
23. Accounts payable and accured liabilities and expenses:			
A. Drafts payable	|1160|	|1630|
B. Accounts payable	|1170|	|1640|
C. Income taxes payable	|1180|	|1650|
D. Deferred income taxes		|1370| |1660|
E. Accrued expenses and other liabilities	|1190|	|1670|
F. Other	|1200| |1380| |1680|

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

SEC 1695 7 of 28

BROKER OR DEALER Seltsam, Hanni & Company, Inc.	as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$_____ 1210		$_____ 1690
B. Secured	$_____ 1211	$_____ 1390	_____ 1700
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		_____ 1400	_____ 1710
1. from outsiders $_____ 970			
2. Includes equity subordination (15c3-1(d)) of.... $_____ 980			
B. Securities borrowings, at market value from outsiders $_____ 990		_____ 1410	_____ 1720
C. Pursuant to secured demand note collateral agreements:		_____ 1420	_____ 1730
1. from outsiders $_____ 1000			
2. Includes equity subordination (15c3-1(d)) of.... $_____ 1010			
D. Exchange memberships contributed for use of company, at market value		_____ 1430	_____ 1740
E. Accounts and other borrowings not qualified for net capital purposes	_____ 1220	_____ 1440	_____ 1750
26. TOTAL LIABILITIES	$_____ 1230	$_____ 1450	$_____ 0 1760

Ownership Equity

27. Sole proprietorship		$_____ 1770
28. Partnership-limited partners	$_____ 1020	_____ 1780
29. Corporation:		
A. Preferred stock		_____ 1791
B. Common stock		135,000 1792
C. Additional paid-in capital		616,332 1793
D. Retained earnings		(626,198) 1794
E. Total		125,134 1795
F. Less capital stock in treasury		(_____) 1796
30. TOTAL OWNERSHIP EQUITY		$ 125,134 1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 125,134 1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc.		as of __12/31/01__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition – Item 1800).............................. $____125,134____ | 3480 |
2. Deduct: Ownership equity not allowable for Net Capital .... (_____) 3490 |
3. Total ownership equity qualified for Net Capital .... ____125,134____ 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ 3520 |
   B. Other (deductions) or allowable credits (List) .... _____ 3525 |
5. Total capital and allowable subordinated liabilities .... $____125,134____ 3530 |
6. Deductions and/or charges:
   A. Total nonallowable assets from
      Statement of Financial Condition (Notes B and C)...................... $_____250____ 3540 |
      1. Additional charges for customers' and
         non-customers' security accounts................................. $_____ 3550 |
      2. Additional charges for customers' and
         non-customers' commodity accounts .... _____ 3560 |
   B. Aged fail-to-deliver:.. _____ 3570 |
      1. Number of Items .... _____ 3450 |
   C. Aged short security differences–less
      reserve of .... $_____ 3470   _____ 3580 |
      number of items...................... _____ 3470 |
   D. Secured demand note deficiency...................................... _____ 3590 |
   E. Commodity futures contracts and spot commodities
      – proprietary capital charges .... _____ 3600 |
   F. Other deductions and/or charges..................................... _____ 3610 |
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .. _____ 3615 |
   H. Total deductions and/or charges .... (_____250____) 3620 |
7. Other additions and/or allowable credits (List)... _____ 3630 |
8. Net capital before haircuts on securities positions... $____124,884____ 3640 |
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $_____ 3660 |
   B. Subordinated securities borrowings................................... _____ 3670 |
   C. Trading and Investment securities:
      1. Bankers' acceptances, certificates of deposit and commercial paper .... _____ 3680 |
      2. U.S. and Canadian government obligations .... _____ 3690 |
      3. State and municipal government obligations .... _____ 3700 |
      4. Corporate obligations .... _____ 3710 |
      5. Stocks and warrants... _____ 3720 |
      6. Options .... _____ 3730 |
      7. Arbitrage... _____ 3732 |
      8. Other securities .... _____ 3734 |
   D. Undue Concentration... _____ 3650 |
   E. Other (list).. _____ 3736   (_____) 3740 |
10. Net Capital.. $____124,884____ 3750 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Seltsam, Hanni & Company, Inc.	as of	12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	24,884	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%		3850
21 Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)			%	0	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (Line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEC 1695 13 of 28

PART II — FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 1/1/01	3932	to 12/31/01	3933
Seltsam, Hanni & Company, Inc.	Number of months included in this statement	12		3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange .... $ 7,108 | 3935 |
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter .... | 3937 |
   c. Commissions on listed option transactions .... | 3938 |
   d. All other securities commissions .... | 3939 |
   e. Total securities commissions .... | 3940 |
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities .... | 3941 |
      1. Includes gains or (losses) OTC market making in exchange listed equity securities .... | 3943 |
   b. From trading in debt securities .... | 3944 |
   c. From market making in options on a national securities exchange .... | 3945 |
   d. From all other trading .... | 3949 |
   e. Total gains or (losses) .... | 3950 |
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) .... | 4235 |
   b. Includes unrealized gains (losses) .... | 4236 |
   c. Total realized and unrealized gains (losses) .... | 3952 |
4. Profits or (losses) from underwriting and selling groups .... | 3955 |
   a. Includes underwriting income from corporate equity securities .... | 4237 |
5. Margin interest .... | 3960 |
6. Revenue from sale of investment company shares .... 21,653 | 3970 |
7. Fees for account supervision, investment advisory and administrative services .... | 3975 |
8. Revenue from research services .... | 3980 |
9. Commodities revenue .... | 3990 |
10. Other revenue related to securities business .... | 3985 |
11. Other revenue .... 4,067 | 3995 |
12. Total revenue .... $ 32,828 | 4030 |

EXPENSES

13. Registered representatives' compensation .... $ 39,793 | 4110 |
14. Clerical and administrative employees' expenses .... 20,354 | 4040 |
15. Salaries and other employment costs for general partners, and voting stockholder officers .... | 4120 |
    a. Includes interest credited to General and Limited Partners capital accounts.... | 4130 |
16. Floor brokerage paid to certain brokers (see definition) .... | 4055 |
17. Commissions and clearance paid to all other brokers (see definition) .... | 4145 |
18. Clearance paid to non-brokers (see definition) .... | 4135 |
19. Communications .... 3,633 | 4060 |
20. Occupancy and equipment costs .... 20,395 | 4080 |
21. Promotional costs .... 2,109 | 4150 |
22. Interest expense .... | 4075 |
    a. Includes interest on accounts subject to subordination agreements ...... | 4070 |
23. Losses in error account and bad debts .... | 4170 |
24. Data processing costs (including service bureau service charges) .... | 4186 |
25. Non-recurring charges .... | 4190 |
26. Regulatory fees and expenses .... 7,485 | 4195 |
27. Other expenses .... 21,383 | 4100 |
28. Total expenses .... $ 115,152 | 4200 |

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... (82,324) | 4210 |
30. Provision for Federal income taxes (for parent only) .... | 4220 |
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... (82,324) | 4222 |
    a. After Federal income taxes of .... | 4238 |
32. Extraordinary gains (losses) .... | 4224 |
    a. After Federal income taxes of .... | 4239 |
33. Cumulative effect of changes in accounting principles .... | 4225 |
34. Net income (loss) after Federal income taxes and extraordinary items .... $ (82,324) | 4230 |

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ (9,176) | 4211 |

23

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	as of ___12/31/01___
Seltsam, Hanni & Company, Inc.	

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $_____ `4340`

2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B) .... _____ `4350`

3. Monies payable against customers' securities loaned (see Note C) .... _____ `4360`

4. Customers' securities failed to receive (see Note D) .... _____ `4370`

5. Credit balances in firm accounts which are attributable to principal sales to customers .... _____ `4380`

6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... _____ `4390`

7. **Market value of short security count differences over 30 calendar days old . _____ `4400`

8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days .... _____ `4410`

9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days .... _____ `4420`

10. Other (List) .... _____ `4425`

11. TOTAL CREDITS .... $_____0_____ `4430`

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 .... $_____ `4440`

13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .... _____ `4450`

14. Failed to deliver of customers' securities not older than 30 calendar days .... _____ `4460`

15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) .... _____ `4465`

16. Other (List) .... _____ `4469`

17. **Aggregate debit items .... $_____0_____ `4470`

18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(i)) .... (_____) `4471`

19. **TOTAL 15c3-3 DEBITS .... $_____0_____ `4472`

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $_____ `4480`

21. Excess of total credits over total debits (line 11 less line 19) .... _____ `4490`

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... _____ `4500`

23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... _____0_____ `4510`

24. Amount of deposit (or withdrawal) including $_____ `4515` value of qualified securities .... _____ `4520`

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_____ `4525` value of qualified securities .... $_____0_____ `4530`

26. Date of deposit (MMDDYY) .... _____ `4540`

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily _____ `4332` Weekly _____ `4333` Monthly _____ `4334`

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

24

SEC 1695 17 of 28

BROKER OR DEALER Seltsam, Hanni & Company, Inc.	as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c-3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... $_____ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ____X____ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm _____ | 4335 | _____ | 4570 |

D. (k)(3) — Exempted by order of the Commission .... _____ | 4580 |

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B .... $_____none_____ | 4586 |

   A. Number of items .... _____ | 4587 |

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $_____none_____ | 4588 |

   A. Number of items .... _____ | 4589 |

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ____X____ | 4584 | No _____ | 4585 |

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc.   as of __12/31/01__

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS N/A

1. Net ledger balance:
   - A. Cash .... | 7010 |
   - B. Securities (at market) .... | 7020 |
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... | 7030 |
3. Exchange traded options:
   - A. Add: Market Value of open option contracts purchased on a contract market .... | 7032 |
   - B. Deduct: Market Value of open option contracts granted (sold) on a contract market .... | 7033 |
4. Net equity (deficit) (total of 1, 2 and 3) .... | 7040 |
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... | 7050 |
6. Amount required to be segregated (total of 5 and 5) .... | 7060 |

FUNDS ON DEPOSIT IN SEGREGATION   N/A

7. Deposited in segregated funds bank accounts:
   - A. Cash .... | 7070 |
   - B. Securities representing investments of customers' funds (at market) .... | 7080 |
   - C. Securities held for particular customers or option customers in lieu of cash (at market)................. | 7090 |
8. Margins on deposit with clearing organizations of contract markets:
   - A. Cash .... | 7100 |
   - B. Securities representing investments of customers' funds (at market) .... | 7110 |
   - C. Securities held for particular customers or option customers in lieu of cash (at market)................. | 7120 |
9. Settlement due from (to) clearing organizations of contract markets .... | 7130 |
10. Exchange traded options:
   - A. Add: Unrealized receivables for option contracts purchased on contract markets........................ | 7132 |
   - B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... | 7133 |
11. Net equities with other FCMs .... | 7140 |
12. Segregated funds on hand:
   - A. Cash .... | 7150 |
   - B. Securities representing investments of customers' funds (at market) .... | 7160 |
   - C. Securities held for particular customers in lieu of cash (at market) .... | 7170 |

13. Total amount in segregation (total of 7 through 12) .... $_____ | 7180 |
14. Excess (insufficiency) funds in segregation (13 minus 6) .... $_____ | 7190 |

SEC 1695 21 of 28

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Seltsam, Hanni & Company, Inc.	as of	12/31/01

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	[4601]	[4602] $	[4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
49 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 64 none [4699*]

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER	Seltsam, Hanni & Company, Inc.	as of 12/31/01

RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capita.

1. **Equity Capital**

    A. Partnership Capital:
    1. General Partners .... $ _____ | 4700 |
    2. Limited .... _____ | 4710 |
    3. Undistributed Profits .... _____ | 4720 |
    4. Other (describe below) .... _____ | 4730 |
    5. Sole Proprietorship .... _____ | 4735 |

    B. Corporation Capital:
    1. Common Stock .... _____ | 4740 |
    2. Preferred Stock .... _____ | 4750 |
    3. Retained Earnings (Dividends and Other) .... _____ | 4760 |
    4. Other (describe below) .... _____ | 4770 |

2. **Subordinated Liabilities**

    A. Secured Demand Notes .... _____ | 4780 |
    B. Cash Subordinates .... _____ | 4790 |
    C. Debentures .... _____ | 4800 |
    D. Other (describe below) .... _____ | 4810 |

3. **Other Anticipated Withdrawals**

    A. Bonuses .... _____ | 4820 |
    B. Voluntary Contributions to Pension or Profit Sharing Plans .... _____ | 4860 |
    C. Other (describe below) .... _____ | 4870 |

    Total .... $ _____ | 4880 |

4. **Description of Other**

    _____
    _____
    _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 127,458	4240
A. Net income (loss)		(82,324)	4250
B. Additions (includes non-conforming capital of .... $ 80,000	4262)	80,000	4260
C. Deductions (includes non-conforming capital of .... $	4272)		4270
2. Balance, end of period (From Item 1800)		$ 125,134	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ none	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$ none	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc.   as of __12/31/01__

FINANCIAL AND OPERATIONAL DATA

1. Month end total number of stock record breaks unresolved over three business days   Valuation   Number

		Valuation			Number	
A. breaks long	$	none	4890			4900
B. breaks short	$	none	4910			4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) .... Yes [X] 4930   No [ ] 4940

3. Personnel employed at end of reporting period:

A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)	1	4960
C. Total	3	4970

4. Actual number of tickets executed during current month of reporting period.......................... 2   4980
5. Number of corrected customer confirmations mailed after settlement date 0   4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations — un-resolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts — over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 11 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See Instructions in Part I):

A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$ 21,624	5386

23. Aggregate lease and rental commitments payable for entire term of the lease

A. Gross	$ 21,624	5388
B. Net	$ 21,624	5390

OMIT PENNIES

SEC 1695 27 of 28

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF NET CAPITAL
December 31, 2001

NET CAPITAL

Stock	$	135,000
Paid in surplus		616,332
Retained earnings		(626,198)
		125,134

NON - ADMITTED ASSETS

Postage		(250)

NET CAPITAL		124,884
CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF CAPITAL REQUIREMENT	$	24,884

The above capital computation is not materially different then that computed by the firm.

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF SPECIAL BANK ACCOUNT
FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
December 31, 2001

Free credit balances and other credit balances in customers' security accounts, etc.	-0-		
Debit balances in customers' cash accounts, etc.		-0-	-0-
			-0-
Excess of total debits			-0-
Required deposit (105% of excess total credits)	-0-		
Deposit in reserve account	200		
Required deposit	$ -0-		

Pursuant to Rule 15c3-3 (k) (2) (ii), the Company is exempt from the reserve requirement of Rule 15c3-3 at December 31, 2001.

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2001, relative to information relating to possession and control.

SELTSAM, HANNI & COMPANY, INC.

FINANCIAL STATEMENTS AND SCHEDULES FOR
ANNUAL REPORT ON FORM X-17A-5

YEARS ENDED DECEMBER 31, 2001 AND 2000

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

CONTENTS

                                                    Page

AUDITOR'S REPORT   1

FINANCIAL STATEMENTS

        BALANCE SHEETS   2

        STATEMENT OF OPERATIONS   3

        STATEMENTS OF CHANGES IN
                STOCKHOLDERS' EQUITY   4

        STATEMENT OF CASH FLOWS   5 - 6

        NOTES TO FINANCIAL STATEMENTS   7 - 8

ADDITIONAL SCHEDULES

        AUDITOR'S OPINION ON SUPPLEMENTARY
                INFORMATION   9

        FORM X-17A-5   10 - 29

        COMPUTATION OF NET CAPITAL UNDER
                RULE 15C3-1   30

        COMPUTATION FOR SPECIAL RESERVE
                BANK ACCOUNT FOR THE EXCLUSIVE
                BENEFITS OF CUSTOMERS UNDER
                EXHIBIT A OF RULE 15C3-3   31

Independent Auditor's Report

Board of Directors
Seltsam, Hanni & Company, Inc.
Topeka, Kansas 66603

We have audited the accompanying balance sheets of Seltsam, Hanni & Company, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Seltsam, Hanni & Company, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Greg C. Huseth, CPA, P.A.

February 8, 2002

1

SELTSAM, HANNI & COMPANY, INC.

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
Current Assets		
Cash	$ 96,275	$ 99,570
Cash - customer and trust accounts	200	200
Due from customers	-0-	-0-
Due from brokers	-0-	-0-
Total current assets	96,475	99,770
Fixed Assets		
Office equipment less accumulated depreciation of $10,916 and $10,831 in 2001 and 2000 respectively	159	244
Other Assets		
Cash value of life insurance, face value - $40,000	28,250	27,466
Deposits	250	250
Total assets	$ 125,134	$ 127,730

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Accrued expenses	$ -0-	$ 272
Due to brokers	-0-	-0-
Due to customers	-0-	-0-
Total current liabilities	-0-	272
Stockholders' Equity		
Common stock, par value $100 per share; authorized 1,350 shares, issued and outstanding 1,350 shares	135,000	135,000
Additional paid-in capital	616,332	536,332
Accumulated deficit	(626,198)	(543,874)
Total stockholders' equity	125,134	127,458
Total liabilities and stock-Holders' equity	$ 125,134	$ 122,828

The accompanying notes are an integral
part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions on securities	$ 28,761	$ 35,744
Commissions on real estate	300	2,250
Dividends and interest	2,821	4,258
Other income	946	1,732
Total revenues	32,828	43,984
Expenses		
Salaries and commissions	60,147	63,153
Operating and administrative	55,005	55,929
Total expenses	115,152	119,082
Net loss	$ (82,324)	$ (75,098)

The accompanying notes are an integral
part of these financial statements.

3

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2000	$ 135,000	$ 456,332	$(468,776)
Net loss, 2000			(75,098)
Owners investment, 2000		80,000	
Balance, December 31, 2000	135,000	536,332	(543,874)
Net loss, 2001			(82,324)
Owners investment, 2001		80,000	
Balance, December 31, 2001	$ 135,000	$ 616,332	$(626,198)

The accompanying notes are an integral
part of these financial statements.

4

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000

Increase (Decrease) in Cash and Cash Equivalents

	2001	2000
Cash flows from operating activities:		
Cash received from customers and brokers	$ 29,223	$ 39,207
Cash paid to suppliers and employees	(115,066)	(118,996)
Interest received	2,821	4,258
Net cash provided by (used in) Operating activities	(83,022)	(75,531)
Cash flows from investing activities:		
Purchase of office equipment	-0-	-0-
Net cash provided by (used in) Investing activities	-0-	-0-
Cash flows from financing activities:		
Receipt of additional paid-in capital	80,000	80,000
Reduction of accrued expenses	(273)	-0-
Net cash provided by (used in) Financing activities	79,727	80,000
Net increase (decrease) in cash and cash equivalents	(3,295)	4,469
Cash and cash equivalents at beginning of year	99,770	95,301
Cash and cash equivalents at end of year	$ 96,475	$ 99,770

The accompanying notes are an integral
part of these financial statements.

5

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000

Reconciliations of net loss to net cash provided by (used in)
    operating activities:

	2001	2000
Net Loss	$ (82,324)	$ (75,098)

Adjustments to reconcile net loss to
    net cash provided by (used in)
    operating activities:		

Depreciation	86	86
(Increase) in cash surrender Value of life insurance	(784)	(519)
(Increase) decrease in amounts due from customers	-0-	-0-
Increase (decrease) in other Liabilities	-0-	-0-
Net cash provided by (used in) Operating activities	$ (83,022)	$ (75,531)

The accompanying notes are an integral
part of these financial statements.

6

SELTSAM, HANNI & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Summary of significant accounting policies

The more significant accounting policies not described elsewhere in the notes to the financial statements are as follows:

a. Basis of accounting--The Corporation's policy is to prepare its financial statements on the accrual basis of accounting.

b. Furniture, fixtures, and equipment--Maintenance, repairs and minor renewals are charged to operations during the year in which incurred. Major renewals and betterment are capitalized. Upon sale, retirement, or other disposition of major capitalized assets, the cost thereof and related accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged, respectively, to earnings.

c. Income taxes--Income taxes are not paid by the Corporation. Effective January 1, 1979, the Corporation elected to be taxed under subchapter S of the Internal Revenue Code. No provision for taxes would be required if the election was not in force.

Note 2.   Stock redemption agreement

The Corporation has entered into agreements for redemption of part of its common stock in the event of the death of certain stockholders. Redemption price is to be based upon a formula using market values.

Terms of the agreements provide for down payments equal to the excess of insurance proceeds over cash values of policies carried by the Corporation on the lives of these shareholders and five annual installments of any remaining balance.

Note 3.   Lease commitments

The Corporation leases a vehicle. The lease is a three year operating lease, expiring October 25, 2003 with a stated purchase option price of approximately the fair market value of the vehicle.

SELTSAM, HANNI & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

The following is a schedule of future minimum rental payments required under the vehicle operating lease as of December 31, 2001:

Year Ending December 31,	Amount
2002	$ 5,433
2003	4,528
	$ 9,951

Lease expense amounted to $5,433 in 2001.

Note 4.   Minimum capital requirements
The Corporation is required by Rule 15c 3-1 of the Securities and Exchange Commission to maintain a minimum net capital.   Net capital as computed under the rule was $124,884 at December 31, 2001 which is $24,884 more than required.

ACCOMPANYING INFORMATION

AUDITOR'S OPINION ON SUPPLEMENTARY INFORMATION

Our examinations of the basic financial statements presented in the preceding section of this report were made primarily to form an opinion on such financial statements taken as a whole. Supplementary information, contained in the following pages, is not considered essential for a fair presentation of the financial position of Seltsam, Hanni & Company, Inc., the results of its operations, or its cash flows. However, the following data was subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greg C. Huseth, CPA, P.A.

Topeka, Kansas
February 8, 2002

February 8, 2002

The Board of Directors
Seltsam, Hanni,& Company, Inc.
Topeka, Kansas

We have examined the financial statements of Seltsam, Hanni, & Company, Inc., for the years ended December 31, 2001 and 2000 and have rendered our opinion thereon, dated February 8, 2002. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards, the purposes of such evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and performing the examination of the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion of the system of internal accounting control taken as a whole.

The objective of internal accounting control in to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized if considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimated and judgments required in the preparation of financial statements.

Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data.

Based on our study, we found we could not rely on the system of internal control due to the limitation of segregating duties and control over assets. This situation is brought about by the small number of individuals within the company.

Based on our study and tests of the accounting records we wish to inform you we found no items we considered would have a material impact on the financial statements for the year.

This report is intended solely for the use of management and should not be used for any other purpose.

                                        Sincerely,

                                        Greg C. Huseth, CPA, P.A.